Exhibit 6.17

January 2016

Employee Name

Dear X:

The Board of Directors of Myomo, Inc. (the "Company") has adopted the Myomo, Inc. Management Incentive Plan (the "Plan") to induce certain employees and other service providers to continue their service to the Company and to encourage such individuals to exert their very best effort toward the completion of a potential sale of the Company. The Company is pleased to invite you to participate in the Plan and to offer you an award in accordance with the terms of this letter and the Plan as of the date first set forth above.

The terms of the Plan are detailed in the copy of the Plan that has been provided to you, and those terms are incorporated in and made a part this letter. As described in more detail in the Plan, the Plan entitles you to a portion of a Bonus Pool to be created upon the occurrence of a Change in Control. Your share of the Bonus Pool will be 25% percent of such Bonus Pool. As detailed in the Plan, in order to be eligible to receive a Bonus under the Plan, you must:

(i) sign and return this letter;

(ii) be employed by or otherwise providing services to the Company on the date of the Change in Control or have been terminated by the Company without Cause within two months prior to such Change in Control;

(iii) deliver an effective general release of claims in favor of the Company and related persons and entities in a form and manner satisfactory to the Company (the "Release") and any revocation period applicable to such Release must have expired on or within 60 days after the Change in Control; and

(iv) deliver such other documents as may be required by the Company under the terms of the Plan.

Myomo, Inc.● One Broadway, 14th Floor ● Cambridge ● MA 02142

Tel. 617.996.9058 ● Fax. 617.886.0333

This letter and the Plan constitute the entire agreement between you and the Company with respect to the subject matter hereof and supersede in all respects any and all prior agreements (oral or written) between you and the Company concerning such subject matter. In the event of a conflict between the terms of this letter and the terms of the Plan, the terms of the Plan shall govern your Bonus.

By signing below, you acknowledge (i) your participation in the Plan, (ii) that you have received and read a copy of the Plan (and agree to keep confidential the terms and conditions of the Plan) and (iii) that you agree that any Bonus is subject to all of the terms and conditions of the Plan and this letter.

Congratulations on being selected to participate in the Plan.

Myomo, Inc.

By:

Name:

Title:

AGREED TO AND ACCEPTED

Employee Name

Myomo, Inc. ● One Broadway, 14th Floor ● Cambridge ● MA 02142

Tel. 617.996.9058 ● Fax. 617.886.0333